

February 3, 2011

Mr. Stephen J. Vukadinovich
Chief Financial Officer
DPAC Technologies Corp.
5675 Hudson Industrial Park
Hudson, OH 44236

      Re: **DPAC Technologies Corp.**
             Form 10-K for the fiscal year ended December 31, 2009
             Filed April 15, 2010
             File No. 000-14843

Dear Mr. Vukadinovich:

      We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        Brian Cascio
                        Accounting Branch Chief